Unite States
                 Securities and Exchange Commission
                      Washington, D.C. 20549

                        Schedule 13D

             Under the Securities Exchange Act of 1934
                      (Amendment No. 5)


Name of Issuer: Hi-Lo Automotive, Inc.

Title of Class of Securities: Common Stock, $0.01 Par Value

CUSIP Number: 42839D-10-0

Filer: Kwang-chou Hwang, 2432 Keyhole Dr., Irving, TX 75062
       Tel: (972) 570-7718

CUSIP No: 42839D-10-0                       Page 1 of 4 Pages

1. Name of Reporting Person: Hwang Family Ltd. Partnership
                  IRS ID No: 75-2590147

2.Check the appropriate box if a Member of a Group        (a) x
                                                          (b)

3. SEC USE ONLY


4. SOURCE OF FUNDS:
             WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) or 2(e)
               NEGATIVE

6. PLACE OF ORGANIZATION
         IRVING, TX, USA

7. SOLE VOTING POWER
         1,051,950 SHARES

8. SHARED VOTING POWER
         0 SHARES

9. SOLE DISPOSITIVE POWER
          1,051,950 SHARES

10. SHARED DISPOSITIVE POWER
          0 SHARES

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,051,950 SHARES

12. CHECK BOX IF AMOUNT IN (11) EXCLUDES CERTAIN SHARES
            NEGATIVE

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8 %

14. TYPE OF REPORTING PERSON
          PN

                      SCHEDULE 13D

CUSIP NO: 42839D-10-0                   Page 2 of 4 Pages

1. NAME OF REPORTING PERSON
      LARRY D. SMITH, SS NO: ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                           (b)

3. SEC USE ONLY


4. SOURCE OF FUNDS
           PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
             NEGATIVE

6. CITIZENSHIP
            USA

7. SOLE VOTING POWER
         331,600 SHARES

8. SHARED VOTING POWER
          0 SHARES

9. SOLE DISPOSITIVE POWER
          331,600 SHARES

10 SHARED DISPOSITIVE POWER
          0 SHARES

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          331,600 SHARES

12. CHECK IF THE AGGREGATE AMOUNT IN (11) EXCLUDES CERTAIN SHARES
           NEGATIVE

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.1 %

14. TYPE OF REPORTING PERSON
           IN

                         SCHEDULE 13D

CUSIP NO: 42839D-10-0                  Page 3 of 4 Pages

1.  NAME OF REPORTING PERSON
         FRED J. HWANG;  S.S.NO: ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)X
                                                             (b)

3.  SEC USE ONLY


4.  SOURCE OF FUNDS
            PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGSIS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
              NEGATIVE

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
              USA

7.  SOLE VOTING POWER
           48,800 SHARES

8.  SHARED VOTING POWER
           0 SHARES

9.  SOLE DISPOSITIVE POWER
           48,800 SHARES

10 SHARED DISPOSITIVE POWER
           0 SHARES

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           48,800 SHARES

12. CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
            NEGATIVE

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.45 %

14. TYPE OF REPORTING PERSON
            IN

                        SCHEDULE 13D

CUSIP NO:42839D-10-0                            Page 4 of 4 Pages

1.  NAME OF REPORTING PERSON
        MACHAEL A. WARD; S.S.NO: ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)X
                                                             (b)

3.  SEC USE ONLY


4.  SOURCE OF FUNDS
              PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
              NEGATIVE

6.  CITIZENSHIP
         USA

7.  SOLE VOTING POWER
          5,000 SHARES

8.  SHARED VOTINGPOWER
          0 SHARES

9.  SOLE DISPOSITIVE POWER
          5,000 SHARES

10 SHARED DISPOSITIVE POWER
          0 SHARES

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000 SHARES

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES.
          NEGATIVE

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.046%

14. TYPE OF REPORTING PERSON
          IN

Item 1. Security and Issuer

  Security:  Common Stock, $0.01 Par Value

  Issuer:  HI-LO Automotive, Inc.
           2575 West Bellfort
           Houston, TX 77054


Item 2. Identity and Background

  I.     (a) Hwang Limited Partnership, Partners, Kwang-chou
             Hwang and Ming-Ing H. Hwang

         (b) 2432 Keyhole Dr.
             Irving, TX 75062

         (c) Retirees.

         (d) No criminal conviction.

         (e) No civil conviction in securities law violations.

         (f) Citizens of USA.


  II.    (a) Larry D. Smith

         (b) 8207 Mason Rd.
             Manvel, TX 77578

         (c) Retiree

         (d) No criminal conviction.

         (e) No civil conviction in securities law violations.

         (f) Citizen of USA.


  III.   (a) Fred J. Hwang

         (b) 8017 Glenview
             Hurst, TX

         (c) Partner of North Hills Anesthesiology Associates,
             8017 Glenview, Hurst, TX

         (d) No criminal conviction.

         (e) No civil conviction in securities law violations.

         (f) Citizen of USA.


  IV.    (a) Michael A. Ward

         (b) 1160 Dairy Ashford, Fifth Floor, Houston,TX 77079

         (c) Partner of Coastal Securities, 1160 Dairy Ashford,
             Fifth Floor, Houston, TX 77079

         (d) No criminal conviction.

         (e) No civil conviction in securities law violations.

         (f) Citizen of USA.



Item 3. Source and Amount of Funds or Other Considerations

  Funds used in purchases of subject security were supplied by the working capital of all these participants without resorting to any other assistance.


Item 4. Purpose of Transaction

  The reporting persons believe that the common stock of HI-LO Automotive is grossly underpriced as a result of mismanagement, and the purchases were made with the belief that shareholder values can be enhanced by replacing the present board of directors with the three candidates nominated by this group, namely, Michael A. Ward, Fred J. Hwang, and Kwang-chou Hwang. The group intends to solicit proxies from shareholders for the upcoming annual meeting for electing directors. If the effort is successful, the group should be able to control the board and will look for a buyer of the company, and concurrently will implement various measures to improve the operations of Hi-LO Automotive.

Item 5. Interest in Securities of the Issuer.

  I. Hwang Family Ltd Partnership

    (a) The aggregate number is 1,050,950 shares, representing
        9.8 % of total outstanding.

    (b) The reporting person has 100 % right to vote and receive dividends.

    (c) None has been purchased since the last filing.


  II. Larry D. Smith

    (a) The aggregate number is 331,600 shares, representing 3.1
        % of total outstanding.

    (b) Dr. Smith has 100 % right to vote and receive dividends.

    (c) All 331,600 shares were purchased in December 1996.


  III. Fred J. Hwang

    (a) The aggregate number is 48,800 shares, representing 0.45 % of total outstanding.

    (b) Dr. Hwang has 100 % right to vote and receive dividends.

    (c)  He bought 1000 shares on June 7, 1995, 18,800 shares in
         August 1996, 12000 share in September 1996, 8000 shares in November,1996, 3000 shares on December 11, 1996, and
         6000 shares on March 17, 1997.


  IV. Michael A. Ward

    (a) The aggregate number is 5000 shares, representing 0.046 % of total outstanding.

    (b) Mr. Ward has 100 % right to vote and receive dividends.

    (c) Mr Ward purchased 1000 shares on Feb 4, 1997, and 4000 shares on Feb 6, 1997.


     For the group as a whole, the aggregate number is 1,436,350 shares, representing 13.4 % of total number of shares outstanding.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Participants have agreed to vote all their shares for election of the three nominees listed under Item 4 above, and reject all nominees recommended by the present board.
Participants are also in concurrence on the intentions expressed under Item 4 above.


Item 7. Material to Be Filed as Exhibits.

        None.


      We certify that the information set forth in this statement is true, complete and correct.


         April 1, 1997




              /s/ Kwang-chou Hwang    Kwang-chou Hwang
              ___________________________________________
              /s/ Ming-Ing H. Hwang   Ming-Ing H. Hwang
              ____________________________________________
              /s/ Larry D. Smith      Larry D. Smith
              ____________________________________________
              /s/ Fred J. Hwang       Fred J. Hwang
              _____________________________________________
              /s/ Michael A. Ward     Michael A. Ward
              _____________________________________________